July 31, 2013

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Cash, Branch Chief
Mindy Hooker, Staff Accountant

Re:	Ferro Corporation
Form 10-K for the year ended December 31, 2012
Filed March 5, 2013
File No. 1-584

Ladies and Gentlemen:

Ferro Corporation (the “Company”) has received the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 19, 2013 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond within 15 business days, or on or before August 9, 2013. This additional time will enable the Company to consult with the appropriate individuals in order to appropriately respond to the Commission’s comments.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-875-5428.

Sincerely,

/s/ Jeffrey L. Rutherford

Vice President and Chief Financial Officer